UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

MOTORCAR PARTS OF AMERICA, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
620071100
(CUSIP Number)
MEL MARKS
c/o Motorcar Parts of America, Inc.
2929 California St.
Torrance, CA 90503
(310) 212-7910
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	620071100	Page	2	of	4

1	NAMES OF REPORTING PERSONS Mel Marks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,102,290

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,102,290

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,102,290

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	620071100	Page	3	of	4

ITEM 1. SECURITY AND ISSUER
This Amendment No 6 to Schedule 13D (the “Statement”) is filed by Mel Marks in his individual capacity. This Statement relates to the common stock, par value $0.01 per share of Motorcar Parts of America, Inc., a New York corporation (the “Issuer”) and replaces the Statements on a Schedule 13D previously filed by Mel Marks with respect to the Issuer as well as prior amendments thereto. The address of the Issuer’s principal executive offices is 2929 California Street, Torrance, California 90503.
ITEM 2. IDENTITY AND BACKGROUND
Mel Marks founded the Issuer in 1968 and currently serves as a director and consultant. The principal business address of Mel Marks is 2929 California Street, Torrance, California 90503. Mel Marks is a citizen of the United States.
Mel Marks has not, during the past five years, been named or convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.
Mel Marks has not, during the past five year, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Not Applicable.
ITEM 4. PURPOSE OF TRANSACTION
The transactions set forth in Item 5 herein were for personal and estate planning reasons. They were not related to the corporate business of the Issuer.
Mel Marks acquired the great majority of his common stock as a founder of the Issuer. Additional shares were acquired in September 2001 and from time to time thereafter through the exercise of options. He has held his shares for investment purposes.
Mel Marks does not operate in concert with any other person for the purpose of making decisions respecting the voting and/or sale of the Issuer’s securities.
Mel Marks is 82 years of age. In the future, he may, consistent with his estate planning objectives, sell or dispose of significant portions of the Issuer’s common stock in order to diversify his holdings, satisfy estate planning considerations and provide for his heirs.
In accordance with his position as director, consultant and shareholder of the Issuer, Mel Marks may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more of the board of directors of the Issuer and/or one or more representative of the Issuer regarding the business and affairs of the Issuer.
He may also discuss with others ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
Except to the extent the foregoing may be deemed plans or proposals, Mel Marks does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. He may, at any time and from time to time, review or reconsider his position and/or change his purposes and/or formulate plans or proposals with respect thereto.

CUSIP No.	620071100	Page	4	of	4

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Mel Marks is presently the beneficial owner of 1,102,290 shares of the Issuer’s common stock and has the power to vote and direct the disposition of said shares. This represents 9.1% of the outstanding Common Stock of the Issuer. The percentage of ownership is based on the calculation that there were 12,033,521 of the Issuer’s common stock issued and outstanding as of June 2010.
Recent sales by Mel Marks are as follows:

Date of Sale	No. of Shares	Price Per Share	Type of Transaction
6/21/2010	20,736	$7.2785	Open Market
6/22/2010	8,200	$7.1514	Open Market
6/22/2010	25,350	$7.1982	Open Market
6/23/2010	11,198	$7.1500	Open Market
6/28/2010	1,700	$6.9400	Open Market
6/30/2010	8,600	$6.6892	Open Market
6/30/2010	6,500	$6.6012	Open Market
7/9/2010	31,667	$6.2058	Open Market
7/9/2010	12,000	$6.2003	Open Market
7/12/2010	10,000	$6.2500	Open Market
7/12/2010	32,944	$6.2527	Open Market
The foregoing were effected in normal brokerage transactions.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Mel Marks is a director and consultant to the Issuer.
Mel Marks incorporates by reference the most recent Issuer filings with the U.S. Securities and Exchange Commission for further information concerning his contracts with the Issuer.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2010

Date

/s/ Mel Marks

Signature

Mel Marks, Board Member & Consultant

Name/Title